Skadden, Arps, Slate, Meagher & Flom llp
Four Times Square New York 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

October 16, 2012

VIA EDGAR

Jeffrey P. Riegel

Assistant Director

Division of Corporation Finance

Mail Stop 4720

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:     Validus Holdings, Ltd.

Registration Statement on Form S-4

Filed September 20, 2012

File No. 333-183999

Dear Mr. Riegel:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit a response to the comment of the staff (the “Staff’) of the Securities and Exchange Commission regarding the above-referenced filing (the “Form S-4”) as set forth in your letter dated October 16, 2012 (the “Comment Letter”). The heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below and immediately following the comment is the Company’s response.

Registration Statement on Form S-4

Supplemental Response Filed October 15, 2012

1. Please refer to your response to Comment 2. Please revise your disclosure in each tax opinion to adopt or state that the disclosure is the respective opinion of counsel. In addition to the subsection “Tax Consequences of the Mergers Generally”, please expand your opinion to include the sections “First-Step Merger” and “Second-Step Merger” which disclose the material tax consequences of the mergers. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

Response: The forms of Exhibit 8.1 and Exhibit 8.2 tax opinions of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Validus, and Cravath, Swaine & Moore LLP, counsel to Flagstone Reinsurance Holdings, S.A. (“Flagstone”), have been revised in response to the Staff’s comment. Following our discussion with the Staff this afternoon, such opinions adopt the opinions of counsel as set forth in the Form S-4 under the caption “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––Tax Consequences of the Mergers Generally.” In addition, the opinions also state that the discussion under the captions “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––First-Step Merger” and “–Second-Step Merger” is the opinion of counsel. Exhibit A hereto sets forth the revisions to the Exhibit 8.1 tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Validus. Exhibit B hereto sets forth the revisions to the Exhibit 8.2 tax opinion of Cravath, Swaine & Moore LLP, counsel to Flagstone.

* * *

2

Please direct any comments or questions regarding these matters to Todd E. Freed at (212) 735-3714 or Steven J. Daniels at (302) 651-3240.

Sincerely yours,

/s/ Todd E. Freed
Todd E. Freed

cc:       Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Steven J. Daniels, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

William F. Fawcett, Esq. (Flagstone Reinsurance Holdings, S.A.)

Sarkis Jebejian, Esq. (Cravath, Swaine & Moore LLP)

Eric L. Schiele, Esq. (Cravath, Swaine & Moore LLP)

3

Exhibit A

FORM OF OPINION OF Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 8.1

Date: •

Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

Ladies and Gentlemen:

We have acted as counsel to Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), in connection with the Agreement and Plan of Merger, dated as of August 30, 2012 (the “Merger Agreement”), by and among Validus, Flagstone Reinsurance Holdings, S.A., a Luxembourg joint stock corporation (société anonyme) (“Flagstone”), Flagstone Reinsurance Holdings (Bermuda) Limited, a Bermuda exempted company and a direct wholly owned subsidiary of Flagstone (“Flagstone Bermuda”), and Validus UPS, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Validus (“Merger Sub”) that provides for (a) the merger of Flagstone with and into Flagstone Bermuda pursuant to which Flagstone Bermuda will survive as a Bermuda exempted company (the “First-Step Merger”), and (b) immediately following the First-Step Merger, the merger of Flagstone Bermuda with and into Merger Sub pursuant to which Merger Sub will be the surviving company (the “Second-Step Merger,” and collectively with the First-Step Merger, the “Mergers”). This opinion is being delivered in connection with the registration statement on Form S-4 (Registration No. 333-183999), which includes the proxy statement/prospectus, filed on September 20, 2012, as amended through the effective date thereof (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. Unless otherwise indicated, all defined terms used herein shall have the meanings ascribed to them in the Merger Agreement.

In rendering our opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness both initially and continuing as of the First-Step Effective Time and Final Effective Time, of the facts, information, representations, covenants and agreements contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the accuracy and completeness, both initially and continuing as of the First-Step Effective Time and Final Effective Time, of certain statements, representations, covenants and agreements made by Validus, Flagstone, Flagstone Bermuda, and Merger Sub, including factual statements and representations set forth in officers’ certificates dated the date hereof from officers of Validus, Flagstone, Flagstone Bermuda, and

Validus Holdings, Ltd.

Date: •

Merger Sub (the “Representation Letters”). For purposes of rendering our opinion, we have assumed that such statements, representations, covenants and agreements are, and will continue to be as of the First-Step Effective Time and Final Effective Time, true, correct and complete without regard to any qualification as to knowledge. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, representations, covenants and agreements set forth in the documents referred to above and the statements, representations, covenants and agreements made by Validus, Flagstone, Flagstone Bermuda, and Merger Sub, including those set forth in the Representation Letters, and we have assumed that the Representation Letters will be re-executed by appropriate officers as of the First-Step Effective Time and Final Effective Time.

In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such documents. We also have assumed that the transactions related to the Mergers or contemplated by the Merger Agreement will be consummated in accordance with the Merger Agreement and as described in the Registration Statement, and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the First-Step Effective Time or Final Effective Time.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant, in each case, in effect on the date hereof. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Merger Agreement or the Representation Letters, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based solely upon and subject to the foregoing, we hereby ~~confirm~~adopt our opinion stated in the Registration Statement under the caption “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––Tax Consequences of the Mergers Generally~~,~~” and hereby state that the discussion in the Registration Statement under the captions “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––First-Step Merger” and “––Second-Step Merger” is our opinion, in each case subject to the qualifications set forth therein.

Validus Holdings, Ltd.

Date: •

Except as expressly set forth above, we express no other opinion. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant or assumption relied upon herein that becomes incorrect or untrue.

In accordance with the requirements of Item 601(b)(23) of Regulation SK under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the headings “United States Federal Income Tax Consequences of the Mergers” and “Legal Matters/Validity of Securities” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Exhibit B

Exhibit 8.2

[FORM OF TAX OPINION]

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP

[New York Office]

Date: •

Agreement and Plan of Merger

Among Flagstone Reinsurance Holdings, S.A.,
Flagstone Reinsurance Holdings (Bermuda) Limited,
Validus Holdings, Ltd. and Validus UPS, Ltd.

Ladies and Gentlemen:

We have acted as counsel to Flagstone Reinsurance Holdings, S.A., a Luxembourg société anonyme or joint stock corporation (the “Company”), in connection with the Mergers, as defined and described in the Agreement and Plan of Merger, dated as of August 30, 2012 (the “Agreement”), by and among the Company, Flagstone Reinsurance Holdings (Bermuda) Limited, a Bermuda exempted company and a wholly owned subsidiary of the Company (“Flagstone Bermuda”), Validus Holdings, Ltd., a Bermuda exempted company (“Parent”) and Validus UPS, Ltd., a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”). For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Agreement. This opinion is being delivered in connection with the filing of the registration statement on Form S-4 (Registration No. 333-183999) (as amended, the “Registration Statement”) filed by Parent with the Securities and Exchange Commission under the Securities Act, relating to the proposed Mergers pursuant to the Agreement and to which this opinion appears as an exhibit.

We have examined (i) the Agreement and (ii) the Registration Statement. In addition, we have relied upon the accuracy and completeness of certain statements, representations, covenants and agreements made by Parent, the Company, Flagstone Bermuda, and Merger Sub, including factual statements and representations set forth in officers’ certificates dated the date hereof from officers of Parent, the Company, Flagstone Bermuda, and Merger Sub (the “Representation Letters”). In addition, we have examined, and relied as to matters of fact upon, originals or copies, certified or otherwise

2

identified to our satisfaction, of such corporate records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.

In rendering such opinion, we have assumed, with your permission, that (i) the Mergers will be effected in accordance with the Agreement, (ii) the statements concerning the Mergers set forth in the Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Final Effective Time and (iii) any representations made in the Agreement or in the Representation Letters “to the knowledge of”, or based on the belief of the Company, Flagstone Bermuda, Parent and Merger Sub or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Final Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement.

In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder (the “Regulations”), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant, in each case, in effect on the date hereof. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Agreement or the Representation Letters, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based solely upon and subject to the foregoing, we hereby ~~confirm~~adopt our opinion stated in the Registration Statement under the caption “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––Tax Consequences of the Mergers Generally”~~,~~ and hereby state that the discussion in the Registration Statement under the captions “UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS––U.S. Federal Income Tax Consequences to U.S. Holders of Flagstone Shares and Flagstone Bermuda Common Shares––Consequences of the Mergers––First-Step Merger” and “––Second-Step Merger” is our opinion, in each case subject to the qualifications set forth therein.

3

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of United States Federal taxation. We do not express any opinion herein concerning any law other than the Federal law of the United States.

We hereby consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement, and to the references to our firm name therein. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

Flagstone Reinsurance Holdings, S.A.

65, Avenue de la Gare

L-1611 Luxembourg

O